UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On August 2, 2021, Nurit Benjamini submitted her resignation from the Board of Directors of Gamida Cell Ltd. (the “Company”), which resignation will be effective August 18, 2021. Ms. Benjamini’s resignation was not the result of any disagreement with the Company. Effective upon Ms. Benjamini’s resignation on August 18, 2021, Stephen Wills, CFO of Palatin Technologies, Inc, will chair the Audit Committee and Ofer Gonen, CEO of Clal Biotechnology Industries, will join the Audit Committee.

The information provided in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), Registration Statement on Form F-3 (File No. 333-253720) and Registration Statement on Form S-8 (File No. 333-238115).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

August 3, 2021	By:	/s/ Julian Adams
Julian Adams Chief Executive Officer

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